1301 Harbor Bay Parkway
Alameda, CA 94502

November 23, 2015

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	OncoCyte Corporation
Registration Statement on Form 10 Pursuant to Section 12(g)(1)
File No. 000-55525
Application for Withdrawal of Registration Statement

Ladies/Gentlemen:

OncoCyte Corporation (“OncoCyte”) hereby applies for the withdrawal its Registration Statement on Form 10 filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”), File No. 000-55525.  OncoCyte is making this application because it has determined to seek to list its common stock on the NYSE MKT and is filing a new Form 10 under Securities Exchange Act Section 12(b).

Very truly yours,

OncoCyte Corporation

By:	s/William Annett
William Annett
Chief Executive Officer